Filed Pursuant to Rule 433
Registration Statement No. 333-222781
Pricing Term Sheet

Crane Co.

4.200% Senior Notes due 2048

Pricing Term Sheet

Issuer:	Crane Co.
Trade Date:	February 1, 2018
Settlement Date:	February 5, 2018 (T+2)
Ratings (Moody’s / S&P)*:	Baa2 / BBB
Principal Amount:	$350,000,000
Maturity:	March 15, 2048
Coupon (Interest Rate):	4.200%, accruing from February 5, 2018
Public Offering Price:	99.994% of the principal amount
Yield to Maturity:	4.200%
Spread to Benchmark Treasury:	+120 basis points
Benchmark Treasury:	2.750% due August 15, 2047
Benchmark Treasury Price / Yield:	95-04 / 3.000%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018
Optional Redemption:
Make-Whole Call:	Prior to September 15, 2047, Treasury Rate plus 20 basis points
Par Call:	On or after September 15, 2047, at par
CUSIP / ISIN:	224399 AT2 / US224399AT28

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Commerz Markets LLC RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (203) 363-7300 or by writing to the following address: Crane Co., 100 First Stamford Place, Stamford, CT 06902, Attention: Corporate Secretary, or by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751 or by emailing a request to wfscustomerservice@wellsfargo.com or by contacting J.P. Morgan Securities LLC collect at (212) 834-4533.